American Boarding Company

August 23, 2012

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	American Boarding Company
Amendment No. 1 to Form S-11
File No. 333-180838
Filed July 10, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of July 30, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any written materials that we, or anyone authorized to do so on our behalf, would provide to potential investors that are qualified institutional buyers or institutional accreted investors.  We will not offer our offering to qualified institutional buyers or institutional accreted investors.  In addition, we do not have any research reports and will not use any broker or dealer to participate in our offering.

COMMENT:

2.

Please tell us if there are any limitations on the transferability of the securities being offered.  If so, please revise your disclosure on the cover page of the prospectus accordingly.  Refer to Item 1(b) of Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that there are no limitations on the transferability of the securities being offered.

COMMENT:

3.

Please revise your disclosure to provide the information required by Item 12, Item 16, Item 17, Item 24, Item 25, Item 26, Item 32 and Item 35 of Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised our disclosure to provide information required by Item12, Item 16, Item 17, Item 24, Item 25, Item 26, and Item 32.

COMMENT:

Dilution of the Price You Pay for Your Shares, page 18

4.

Please present the book value per share before the offering in the table on page 19 as a positive amount.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have presented the book value per share before the offering as a positive amount.

COMMENT:

Business Overview, page 24

5.

We note your response to comment 16 of our letter dated May 16, 2012.  Please describe in greater detail how the company will finance the balance through conventional means.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added the following discussion to the “Business Overview” section of the revised filing.  We have provided a copy of the discussion as it appears in the revised filing below.

Currently there are no sources of credit available to our company although in the event that we raise partial amount of our forecast, we will attempt to have an equity financing of the property under the Corporation’s name.  We believe ABC can gain favorable financing of 50% Loan to Value for such real estate investments from mortgage lenders.

COMMENT:

6.

We note the revised disclosure indicating that you have to finance the balance of your property purchase through conventional means.  Please provide more detail regarding how you intend to finance, if necessary, and indicate whether or not you currently have any sources of credit available to you.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added the following discussion to the “Business Overview” section of the revised filing.  We have provided a copy of the discussion as it appears in the revised filing below.

Currently there are no sources of credit available to our company although in the event that we raise partial amount of our forecast, we will attempt to have an equity financing of the property under the Corporation’s name.  We believe ABC can gain favorable financing of 50% Loan to Value for such real estate investments from mortgage lenders.

COMMENT:

7.

Please expand your disclosure to discuss current market rates for properties comparable to the type and size of property you intend to buy in the targeted areas.  Discuss your basis/source for the market comparisons to support the reasonableness of the amounts you have budgeted for property purchases.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have expanded our disclosure to include a discussion on the current market in our targeted areas.  We have provided a copy of the discussion as it appears in the revised filing below.  In addition, we believe we have addressed the staffs comment regarding the basis/source for market comparisons and the amount we have budgeted for property purchases in comments 5 and 6 in this letter.

There are numerous higher education institutions in the Northern California.  Students attending these universities often are from outside of Bay area communities and as such demand a short term lease of residential housing for the period of which they are attending those schools.  We believe there is a demand to provide the supply of housing to this market by developing and managing such properties through our business strategy.  Schools such as Sonoma State University, University of California Davis and San Mateo Skyline College were initially selected to determine the profitability of our business plan.  These schools were selected due to the fact that all are within 50 miles radius of San Francisco Bay Area.

COMMENT:

Background and Management, page 25

8.

We note your response to comment 18 of our comment letter dated May 16, 2012 where you state that you have deleted the sentence that referenced your management’s combined years of experience.  We refer to your disclosure on page 25 where you state the “Our management team has well over 100 years of combined experience…”  Please do not aggregate the years of your management’s experience..

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the disclosure to delete the sentence that refers to our management’s combined years of experience.

COMMENT:

9.

We note your response to comment 19 of our comment letter dated May 16, 2012.  We are unable to find the added disclosure as indicated in your response.  Please revise or clarify.  Additionally, we note your response that the CEO and CFO are full time employees.  We further note on page 6 that your two officers and directors allocate time and personal resources to you on a part-time basis.  Please reconcile your disclosure with your response or advise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have reconciled our disclosure to clarify that our CEO and CFO are part-time employees.  We have provided a copy of the revised disclosure as it appears in the filing below.  Also, we have revised the filing to address the previous comment 19 as was written in our letter dated May 16, 2012.

Our management team and their experience in property renovation, development, management and finance has evolved in formation of the “Company” and has materially contributed with its master plan.  We have listed the management we have in place along with a brief description of their experience and qualifications.   At the present time our Chief Executive Officer, Chief Financial Officer and all other management are part-time employees of the Company.

COMMENT:

Investment Policies of Registrant, page 32

10.

We note that you have duplicated the instructions provided by Item 13 of Form S-11.  Please delete such duplication and revise your disclosure to provide the information required by the item.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided the information required by Item 13 in the revised filing.

COMMENT:

Description of Real Estate, page 33

11.

We note that you have duplicated the instructions provided by Item 14 of Form S-11.  Please delete such duplications and revise your disclosure to provide as applicable, the information required by the item.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided the information required by Item 14 in the revised filing.

COMMENT:

Plan of Operation, page 49

12.

Please discuss in greater detail the company’s plan of operation if it only raises the minimum amount in the offering.  For example, would the company proceed in purchasing a property, and if so, how would it finance the purchase?

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion that the intentions of the Company are to raise an amount in excess of the Minimum Offering.  We have provided a copy of the discussion as it appears in the revised filing below.

The intentions of the Company are to raise at least 50% of the Maximum Offering as that will provide us with a sufficient amount to get favorable financing to purchase an investment property.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management

13.

We note the column “Percent of Class after Offering.”  Please revise the table to calculate the percentage based on the amount currently outstanding.  See Instruction 1 to Item 403 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Percentage of Class after Offering” column to the percentage based on the amount currently outstanding.

COMMENT:

14.

Please include the address of each beneficial owner.  See Item 403(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have included the address of each beneficial owner.

COMMENT:

15.

Please also disclose all executive officer and directors of the registrant as a group.  See Item 403(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed all executive officer and directors as a group.

COMMENT:

16.

In a footnote to the table, please disclose the name of the natural person that has ultimate voting or dispositive control over the company’s common shares that are held by Paramount Capital.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and added the disclosure as follows: “Mr. Billy Liberman has control over the company’s common shares that are held by Paramount Capital.”

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat